July 24, 2007
Via Facsimile and EDGAR
Ms. Jennifer Riegel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-6010
Facsimile: (202) 772-9217

Re:	ImaRx Therapeutics, Inc. Registration Statement on Form S-1 Registration No. 333-142646
Dear Ms. Riegel:
Pursuant to Rule 461 under the Securities Act of 1933, on behalf of ImaRx Therapeutics, Inc. (the “Company”), I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced registration statement (the “Registration Statement”) to 4:30 p.m., Eastern Daylight Time, on July 25, 2007, or as soon thereafter as practicable.
In connection with this request, the Company hereby acknowledges that:
     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Registration Statement; and
     (iii) the undersigned registrant may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company also hereby requests that a written order verifying the effective date be sent by express mail.
If you have any questions, please call Heidi Drivdahl of DLA Piper US LLP, counsel to the Company, at (206) 839-4826.
Thank you for your assistance with this matter.
Respectfully submitted,
IMARX THERAPEUTICS, INC.
By: /s/ Greg Cobb
Name: Greg Cobb
Title: Chief Financial Officer